

April 2, 2012

Via E-Mail
George M. Carrara
Chief Financial Officer
Liz Claiborne, Inc.
1441 Broadway
New York, New York 10018

>   **Re: Liz Claiborne, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **File No. 1- 10689**

Dear Mr. Carrara:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-9

Note 1. Basis of Presentation and Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

1.   We note your disclosure that proceeds received from the sale of gift cards are recorded as a liability and recognized as sales when redeemed by the holder. Please further describe to us your revenue recognition policy with respect to gift cards, including your policy for gift card breakage and quantify for us the amount of breakage you recognized in each of the past three years. Also confirm to us that you will enhance your disclosure in future

George M. Carrara
Liz Claiborne, Inc.
April 2, 2012
Page 2

filings to describe your policy for gift card breakage, and provide us with the text of your proposed future disclosure.

Note 2. Discontinued Operations, page F-18

2.   We note in your Form 8-K filed on February 29, 2012 that you present pro-forma adjusted net sales and pro-forma adjusted EBITDA that adjusts for the results of operations associated with certain brands that you sold or exited, but did not present as discontinued operations. Please explain to us in sufficient detail why you believe the results of operations associated with these sold or exited brands should not be presented as discontinued operations under ASC 205-20-45-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining